Mail Stop 7010

								March 14, 2006

Mr. David A. Owen
Chief Financial Officer
The Alpine Group, Inc.
One Meadowlands Plaza
East Rutherford, NJ  07073

	RE:  	The Alpine Group, Inc.
		Form 10-Q/A for the Quarter Ended September 30, 2005
		Filed December 7, 2005
		File # 000-02249

Dear Mr. Owen:

      We have reviewed your response letter dated March 13, 2006 to our letter dated March 7, 2005 and have the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

1. We have reviewed your response to our prior comment 2. We note your "except as set forth below" language relates to changes in your internal control over financial reporting on page 23. As your changes occurred subsequent to September 30, 2005, during your fourth quarter, please state in clear and unqualified language, the changes in your internal control over financial reporting in your
Form 10-K for the year ended December 31, 2005. In other words, you should not state that you had no changes, except for the changes below.

2. In your future filings, when a material weakness in your internal control over financial reporting has been identified, please disclose your considerations of the material weakness on your conclusions regarding the effectiveness of your disclosure controls and procedures, as well as, the basis for your conclusion.


*  *  *  *  *

      Please file your supplemental response via EDGAR in response to these comments within 5 business days of the date of this letter. Please note that if you require longer than 5 business days to respond, you should contact the staff immediately to request additional time. You may wish to provide us with marked copies of each amended filing to expedite our review. Direct any questions regarding the above to the undersigned at (202) 551-3739.

								Sincerely,



								Ryan Rohn
								Staff Accountant
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Mr. David A. Owen
The Alpine Group, Inc.
March 14, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE